SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

1[Sun Income Riser]

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date as shown on the Contract Specifications. Except as stated in this rider, it is subject to the provisions contained in the Contract.

DEFINITIONS

Account:  the Accumulation Account as set forth in the Contract section titled Contract Values During Accumulation Period.

Account Value:  the Accumulation Account Value as set forth in the Contract section titled Contract Values During Accumulation Period.

Annual Withdrawal Amount:  an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base beginning on the Coverage Date.

Bonus Base:  the amount used to calculate any bonus amounts during the Bonus Period.

Bonus Period:   a 2[ten] year period beginning on the Rider Date.

Coverage Date:  the Rider Date if the Owner is at least age 3[59] on the Rider Date, otherwise the first Rider Anniversary after the Owner attains age 3[59].

Designated Funds:  any Sub-account or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  any withdrawal taken prior to the Coverage Date.

Excess Withdrawal:  any withdrawal taken after the Coverage Date that exceeds the Annual Withdrawal Amount or the required minimum distribution amount, if higher.

Lifetime Withdrawal Percentage:  a percentage that is initially determined based on the Owner’s attained age at the time of the first withdrawal on or after the Coverage Date.

Owner:  the term Owner refers to the oldest Owner; in the case of a non-natural Owner, the term Owner refers to the oldest Annuitant.

Rider Anniversary:  the same date each year as the Rider Date with the first Rider Anniversary being one year from the Rider Date.

Rider 4[Quarter]:  a 5[three-month] period with the first Rider 4[Quarter] beginning on the Rider Date.

Rider Year:  each consecutive 12-month period from the Rider Date.

Withdrawal Benefit Base:  the amount used to calculate the Annual Withdrawal Amount and the rider fee.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each year as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Withdrawal Amount and is described below.

How the Annual Withdrawal Amount is Determined
The Annual Withdrawal Amount is first determined when the first withdrawal is taken after the Coverage Date and then on each subsequent Rider Anniversary. The Annual Withdrawal Amount equals the Lifetime Withdrawal Percentage multiplied by the Withdrawal Benefit Base. The Lifetime Withdrawal Percentage is determined based on the Owner’s attained age in accordance with the following table:

Owner’s Age	Lifetime Withdrawal Percentage
[6][59 - 64	[4%
65 – 79	5%
80 and older]	6%]

If a step-up occurs as described in the Step-Up Feature section below, then the Lifetime Withdrawal Percentage will be that percentage which coincides with the attained age of the Owner at the time of step-up.

The Annual Withdrawal Amounts are not cumulative. If less than the Annual Withdrawal Amount is withdrawn in any one Rider Year, then the unused portion of the Annual Withdrawal Amount may not be added to withdrawals made in future Rider Years.

How the Withdrawal Benefit Base is Determined
If the Rider Date is before the first Account Anniversary, the Withdrawal Benefit Base on the Rider Date is equal to the sum of all Purchase Payments made. If the Rider Date is on or after the first Account Anniversary, the Withdrawal Benefit Base on the Rider Date is equal to the Account Value. After the Rider Date, the Withdrawal Benefit Base is:

•	increased by any step-ups as described in the Step-Up Feature section below;
•	increased by any subsequent Purchase Payments made during the [7][first year] following the Rider Date;
•	increased by the amount of any bonus;
•	decreased following any Early Withdrawals; and
•	decreased following any Excess Withdrawals.

If the Account Value is equal to zero for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Withdrawal Benefit Base is greater than zero, then the Withdrawal Benefit Base will not be reduced. The Contract will then terminate and the Owner will receive annual payments equal to the Lifetime Withdrawal Percentage multiplied by the amount of the Withdrawal Benefit Base. These payments will continue for as long as the Owner lives.

Purchase Payments
Additional Purchase Payments may NOT be made after the 7[first year] following the Rider Date.

Withdrawals
All withdrawals will reduce the Account Value and are subject to withdrawal charges if they are in excess of the greatest of the Annual Withdrawal Amount, the Contract free withdrawal amount or any minimum distribution amount required under the Internal Revenue Code.

Early Withdrawals
Early Withdrawals will reduce the Bonus Base, the Withdrawal Benefit Base, and the Account Value. When an Early Withdrawal is taken, the Bonus Base and the Withdrawal Benefit Base will each be reduced in the same proportion as the amount withdrawn reduces the Account Value. The new Bonus Base and the new Withdrawal Benefit Base will be set on the date of the withdrawal.

Excess Withdrawals
Excess Withdrawals will reduce the Bonus Base and the Withdrawal Benefit Base in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount or the required minimum distribution amount, if higher. At the time of Excess Withdrawal, the Annual Withdrawal Amount is set to zero for the remainder of that Rider Year.

If the Account Value is equal to zero due to an Early Withdrawal or Excess Withdrawal, the Contract and this rider will be cancelled.

Withdrawals that do not exceed the Annual Withdrawal Amount in a Rider Year will not reduce the Bonus Base or Withdrawal Benefit Base.

Currently, any withdrawal in excess of the Annual Withdrawal Amount that is taken to satisfy IRS required minimum distributions will not be treated as an Excess Withdrawal, and will not reduce the Withdrawal Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company may treat any withdrawal greater than the Annual Withdrawal Amount as an Excess Withdrawal, which may significantly reduce the Withdrawal Benefit Base.

Rider Fee
While this rider is in effect, a fee will be deducted from the Account Value on the last valuation day of each Rider 4[Quarter]. The rider fee is equal to the rider fee rate multiplied by the Withdrawal Benefit Base on the last valuation day of each Rider 4[Quarter].

If any subsequent Purchase Payments are made during the 7[first year] following the Rider Date, then the Withdrawal Benefit Base will increase by the amount of the Purchase Payment on the date it is received. The Withdrawal Benefit Base will be increased by any applicable bonus amounts as described in the Bonus Feature section below.

If an Excess Withdrawal is taken, then the Withdrawal Benefit Base on that date will be reduced in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount.

If an Early Withdrawal is taken, then the Withdrawal Benefit Base on that date will be reduced in the same proportion as the amount withdrawn reduces the Account Value.

The rider fee will continue to be deducted until the earliest of the Annuity Commencement Date, the Rider 4[Quarter] on or next following the date the Account Value equals zero, or upon cancellation of this rider.

Bonus Feature
The Bonus Base is equal to the Withdrawal Benefit Base on the Rider Date and is increased for additional Purchase Payments and step-up amounts, and decreased for Early Withdrawals and Excess Withdrawals. If a withdrawal is not taken in any Rider Year during the Bonus Period, then a bonus amount equal to 8[6%] of the Bonus Base will be added to the Withdrawal Benefit Base at the 9[end of that Rider Year]. However, if this amount is less than the step-up amount the Owner would receive as described in the Step-Up Feature section below, then the Withdrawal Benefit Base will instead be increased by the step-up amount.

When a step-up occurs during the Bonus Period, the current Bonus Period ends and a new Bonus Period of the same duration as the initial Bonus Period starts on the date of such step-up.

If a withdrawal is taken in any Rider Year during the Bonus Period, then a bonus amount will not be added to the Withdrawal Benefit Base during that year.

Step-Up Feature
On each Rider Anniversary during the Bonus Period, if the Account Value is greater than the Withdrawal Benefit Base, then the Company will step-up (increase) the Withdrawal Benefit Base and the Bonus Base to an amount equal to the Account Value. In a Rider Year during the Bonus Period that a withdrawal is not taken, if the amount of step-up is less than 10[6%] of the Bonus Base, a step-up will not apply. Instead the Withdrawal Benefit Base will be increased as described in the Bonus Feature section.

On each Rider Anniversary after the Bonus Period and prior to the Annuity Commencement Date, if the Account Value is greater than the Withdrawal Benefit Base, then the Company will step-up (increase) the Withdrawal Benefit Base to an amount equal to the Account Value.

After a step-up, the Annual Withdrawal Amount will be equal to the Lifetime Withdrawal Percentage multiplied by the new Withdrawal Benefit Base. The Lifetime Withdrawal Percentage will be that percentage which coincides with the attained age of the Owner at the time of step-up in accordance with the table shown in the section titled How the Annual Withdrawal Amount is Determined.

The Company retains the right to increase the rider fee rate at the time of step-up. Any step-up will automatically occur unless a rider fee rate increase is applicable. If a rider fee rate increase is applicable, then the Company will send advance notice to the Owner. The Owner's prior written consent to accept the higher rider fee rate increase must be received by the Company before a step-up will occur.

A step-up will not be allowed if the Account Value is greater than 11[$5,000,000]. For purposes of determining the 11[$5,000,000] limit, the Company may aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Insurance and Annuity Company of New York or its affiliates.

Designated Funds
While this rider is in effect, the entire Account Value must be allocated to one or more of the Designated Funds. The value of the Designated Funds will be automatically rebalanced at the end of each Rider 4[Quarter] to the allocation percentages elected by the Owner.

The Company may change the available Designated Funds on new and existing Contracts and to limit the percentages that may be allocated to the Designated Funds. Unless otherwise provided, any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company may require that all Account Values be allocated to the Designated Funds then available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Death of Owner
Upon the death of any Owner, this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (spousal continuation), then the spouse may have the additional option of electing a new rider on the original Contract assuming that the rider is available at the time of election. If the surviving spouse makes such election then:

•	the new Account Value will be set equal to the Death Benefit;
•	the rider fee rate will be the then current rider fee rate on that date;
•	the new Withdrawal Benefit Base and Bonus Base will be equal to the Account Value after any Death Benefit is credited;
•	a new Bonus Period begins; and
•	upon death of the surviving spouse, this rider ends.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both end.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

What Happens on the Annuity Commencement Date
If the Account Value is greater than zero on the Annuity Commencement Date, then the Owner may elect to:

1.	surrender the Contract and receive the Cash Surrender Value;
2.	annuitize the Account Value under one of the then currently available Annuity Options; or
3.
annuitize the Account Value as a single-life annuity with an annualized annuity payment of not less than the Annual Withdrawal Amount that would have been payable immediately prior to the maximum Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

If the Account Value is equal to zero for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Withdrawal Benefit Base is greater than zero on or before the Annuity Commencement Date, then the Owner will receive annual payments equal to the full Annual Withdrawal Amount until the Owner’s death.

All other Contract benefits, including death benefits, terminate on the Annuity Commencement Date.

Cancellation of this Rider
Cancellation of this rider will occur upon the earliest of:

•	the date we approve the Owner’s request to cancel this rider;
•	the date a Purchase Payment is allocated other than to a Designated Fund;
•	the date any portion of the Account Value allocated in a Designated Fund is transferred other than to a Designated Fund;
•	the date the Withdrawal Benefit Base equals zero as a result of an Early Withdrawal or Excess Withdrawal;
•	a change of ownership of the Contract;
•	the Annuity Commencement Date under the Contract; or
•	termination of the Contract.

12[/s/ Westley V. Thompson]
[Westley V. Thompson], [President]

VA-SIR-NY